Consent of Independent Registered Public Accounting Firm

The Board of Trustees

The Dreyfus/Laurel Tax-Free Municipal Funds:

We consent to the use of our reports, dated August 25, 2010, pertaining to Dreyfus BASIC California Municipal Money Market Fund, Dreyfus BASIC Massachusetts Municipal Money Market Fund and Dreyfus BASIC New York Municipal Money Market Fund, each a series of The Dreyfus/Laurel Tax-Free Municipal Funds, incorporated by reference herein and to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Counsel and Independent Registered Public Accounting Firm” in the statement of additional information.

KPMG LLP/s/

New York, New York

October 25, 2010